Exhibit 99.1

Encana completes sale of its Haynesville natural gas assets

Calgary, Alberta (November 12, 2015)

Encana Corporation (Encana) (TSX: ECA) (NYSE: ECA) announced today that its wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., has completed the previously announced sale of its Haynesville natural gas assets, located in northern Louisiana, to GEP Haynesville, LLC (GeoSouthern), a joint venture formed by GeoSouthern Haynesville, LP and funds managed by GSO Capital Partners LP.

Total cash consideration to Encana under the transaction is US$850 million, subject to normal closing adjustments. In addition, through the transfer of current and future obligations, Encana is reducing its gathering and midstream commitments by US$480 million on an undiscounted basis. The transaction has an effective date of January 1, 2015.

The transaction includes 112,000 net acres of leasehold, plus additional fee mineral lands. Collectively, they represent Encana’s total position in northern Louisiana.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements or information (“FLS”) within the meaning of applicable securities legislation. FLS include, but are not limited to: the value of normal closing adjustments and the timing of settlement thereof.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions, risks and uncertainties that may affect these FLS include, but are not limited to: the nature of closing adjustments associated with the transaction; and the risks inherent to such adjustments that may reduce the expected cash consideration to Encana, including adjustments associated with the effective date of the transaction, title and third party consents.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brendan McCracken	Simon Scott
Vice-President, Investor Relations	Vice-President, Communications
(403) 645-2978	(403) 645-2526
brendan.mccracken@encana.com	simon.scott@encana.com

Brian Dutton	Jay Averill
(403) 645-2285	Director, Media Relations
brian.dutton@encana.com	(403) 645-4747
jay.averill@encana.com
Patti Posadowski
(403) 645-2252	Doug McIntyre
patti.posadowski@encana.com	Media Relations
(403) 645-6553
doug.mcintyre@encana.com

SOURCE: Encana Corporation

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